UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 16, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2022, of US$2,755.3 million (US$9.65 per ADR), an increase from US$263.9 million (US$0.92 per ADR) for the nine months ended September 30, 2021.

Gross profit(2) reached US$4,094.8 million (54.0% of revenues) for the nine months ended September 30, 2022, higher than US$547.3 million (30.8% of revenues) recorded for the nine months ended September 30, 2021. Revenues totaled US$7,577.0 million for the nine months ended September 30, 2022, representing an increase of 326% compared to US$1,778.0 million reported for the nine months ended September 30, 2021.

The Company also announced earnings for the third quarter of 2022, reporting net income of US$1,099.9 million (US$3.85 per ADR) compared to US$106.1 million (US$0.37 per ADR) for the third quarter of 2021. Gross profit(2) for the third quarter of 2022 reached US$1,632.7 million, higher than the US$224.8 million recorded for the third quarter of 2021. Revenues totaled US$2,958.3 million, an increase of approximately 347% compared to the third quarter of 2021, when revenues amounted to US$661.6 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We are very pleased with our results for the first nine months of the year. We have believed in the lithium market for many years, and as a result of this, we have invested heavily in R&D and have quickly expanded capacity. During the first nine months of the year, we were successfully able to surpass our internal production goals in the business and our sales volumes in the third quarter were the highest we have ever reported. In addition, lithium prices continued to increase throughout the third quarter. Our earnings reached record highs as a result of the positive market conditions mentioned above and the investments and risks SQM undertook over the past years, letting us contribute more than US$3.6 billion to the public coffers due our operations during the first nine months of the year, which includes more than US$2.3 billion related to the successful public-private alliance with CORFO.”

He continued by saying, “Deepening our commitment with developing a sustainable lithium industry in Chile, during the third quarter we announced our plans related to the Salar Futuro project. We believe that this plan will be beneficial for all stakeholders, and we look forward to working with all of them to reduce our footprint further than our previously announced goals by using innovation, new technologies such as Advanced Evaporation Technologies (AET), Direct Lithium Extraction (DLE) and by increasing yields and using of sea water. The Salar Futuro project implies important technological challenges, and investments for more than US$1.5 billion, that would allow us to have, here in Chile, the most sustainable mining operation in the world. The initial tests allow us to be optimistic; these are fundamental changes in the technologies and processes currently. These plans could positively change the way lithium mining is done globally and that makes us very proud.”

He added, “We continue to see strong signals regarding the future demand growth of lithium. This year we believe demand growth will be over 40% when compared to last year and for this reason we continue to invest in new projects. In September, we announced the purchase and development of a new plant in China, that will let us produce up to 30,000 metric tons of lithium hydroxide in China, from lithium sulfate coming from Chile. In addition to this, today, the board of Directors approved the first stages to expand our lithium hydroxide capacity from 40,000 metric ton to 100,000 metric ton in Chile. This expansion will require a total investment of an additional US$360 million to the previously announced capex plan and should be in full operation by 2025. Both projects will allow us to have the flexibility to respond to future market needs while keep on adding value to the Salar de Atacama operation.”

He closed by saying, “Finally, during the past few months, we have signed long term contracts for both lithium and iodine, proving our commitment to our businesses and the mutual trust and collaboration that we have with the main players in the industries in which we operate”.

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$5,627.8 million during the nine months ended September 30, 2022, an increase of 1,064% compared to US$483.4 million recorded for the nine months ended September 30, 2021.

Revenues for lithium and derivatives during the third quarter of 2022 increased 1,161% compared to the third quarter of 2021. Total revenues amounted to US$2,334.9 million during the third quarter of 2022, compared to US$185.2 million in the third quarter of 2021.

Lithium and Derivatives Sales Volumes and Revenues:

		9M2022	9M2021	2022/2021
Lithium and Derivatives	Th. MT	113.8	70.0	43.8	63%
Lithium and Derivatives Revenues	MUS$	5,627.8	483.4	5,144.4	1064%

		3Q2022	3Q2021	2022/2021
Lithium and Derivatives	Th. MT	41.6	22.0	19.6	89%
Lithium and Derivatives Revenues	MUS$	2,334.9	185.2	2,149.7	1161%

Our positive results in the lithium market were due to significantly higher sales volumes and average prices. During the third quarter 2022 sales volumes surpassed 41,000 metric tons, an increase of almost 22% compared to the second quarter 2022 and the highest ever reported by the Company. Average prices reached record high levels, surpassing US$56,000 per metric ton, higher than prices reported during the second quarter 2022. Our average production costs have remained stable during the third quarter and any fluctuations in the cost of goods sold are a result of payments to Corfo, which are a function of the prices of lithium.

We believe that global demand for lithium in 2022 will grow at least 40% based on strong electric vehicles sales that we have continued to see in China in recent months. In fact, electric vehicles sales in China in 2022 are expected to double when compared to 2021, surpassing 6.5 million units. As a result of this strong demand growth coupled with our ability to surpass our original production goals for the year, we believe that our sales volumes this year should surpass 150,000 metric tons.

On top of the strong demand growth, similar to what we have seen in the past, new lithium supply outside of SQM has been delayed and slow to come online, consequently, we believe that the supply/demand balance will be tight for the remainder of the year and that this high price environment could continue for the remainder of 2022 and into 2023.

Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 77% of SQM’s consolidated gross profit for the nine months ended September 30, 2022.

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2022 totaled US$898.1 million, a 40.2% increase when compared to US$640.5 million reported for the nine months ended September 30, 2021.

Third quarter 2022 revenues reached US$292.5 million, a 27.6% increase when compared to US$229.2 million reported in the third quarter of 2021.

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2022	9M2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	648.6	869.5	-220.8	-25%
Sodium Nitrate	Th. MT	12.9	19.3	-6.4	-33%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	371.1	484.7	-113.7	-23%
Specialty Blends	Th. MT	167.6	241.9	-74.3	-31%
Other specialty plant nutrients (*)	Th. MT	97.1	123.5	-26.4	-21%
Specialty Plant Nutrition Revenues	MUS$	898.1	640.5	257.7	40%

		3Q2022	3Q2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	207.9	292.8	-84.9	-29%
Sodium Nitrate	Th. MT	6.4	3.8	2.7	71%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	108.5	147.3	-38.8	-26%
Specialty Blends	Th. MT	62.3	102.9	-40.6	-39%
Other specialty plant nutrients (*)	Th. MT	30.6	38.8	-8.2	-21%
Specialty Plant Nutrition Revenues	MUS$	292.5	229.2	63.3	28%

*Includes trading of other specialty fertilizers.

Revenues from specialty plant nutrition business line were positively affected by higher prices, which were almost 80% higher for the nine months ended September 30, 2022, than prices reported during the same period last year. As a result of these historically high prices and also the increase in other raw materials, we believe that global demand of agricultural potassium nitrate could decrease 15-20% this year compared to global demand in 2021. This decrease in demand combined with additional supply that has entered the market from China will pressure our SPN sales volumes for the year, a continuation of the trend that we saw during the first nine months of the year. Our sales volumes in 2022 will be significantly lower than what we reported in 2021.

SPN gross profit(2) accounted for approximately 9% of SQM’s consolidated gross profit for the nine months ended September 30, 2022.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2022, totaled US$541.8 million, an increase of 65.1% compared to US$328.1 million reported for the nine months ended September 30, 2021.

Iodine and derivatives revenues for the third quarter of 2022 amounted to US$215.1 million, an increase of 98.0% compared to US$108.6 million recorded during the third quarter of 2021.

Iodine and Derivative Sales Volumes and Revenues:

		9M2022	9M2021	2022/2021
Iodine and Derivatives	Th. MT	9.6	9.5	0.1	1%
Iodine and Derivatives Revenues	MUS$	541.8	328.1	213.6	65%

		3Q2022	3Q2021	2022/2021
Iodine and Derivatives	Th. MT	3.4	3.1	0.3	9%
Iodine and Derivatives Revenues	MUS$	215.1	108.6	106.5	98%

Sales volumes during the third quarter reached 3,400 metric tons, over 9% higher than what we reported during the same period last year. During the third quarter, we continued to see strong momentum related to prices and our average prices increased approximately 17% when compared to the second quarter of this year. It is expected that demand growth this year will reach approximately 2-3%, and we expect our sales volumes to reach over 12,500 metric tons this year.

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 8% of SQM’s consolidated gross profit for the nine months ended September 30, 2022.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2022, totaled US$356.7 million, higher than revenues reported during the nine months ended September 30, 2021, which totaled US$208.0 million.

Potassium chloride and potassium sulfate revenues decreased in the third quarter of 2022, reaching US$60.2 million, compared to US$88.7 million for the third quarter of 2021.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		9M2022	9M2021	2022/2021
Potassium Chloride and Potassium Sulfate	Th. MT	382.0	588.6	-206.6	-35.1%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	356.7	208.0	148.7	71.5%

		3Q2022	3Q2021	2022/2021
Potassium Chloride and Potassium Sulfate	Th. MT	62.7	201.8	-139.1	-69%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	60.2	88.7	-28.6	-32%

Revenues in the potassium chloride business line for the nine months ended September 30, 2022, were positively impacted by high level prices in the potassium chloride market and which were almost 165% higher than prices reported during the same period last year. As a result of high prices, we have seen downward pressure on global demand and believe it will decrease significantly during 2022 when compared to 2021. In recent months, this decrease in demand has already begun to impact prices and during the third quarter our average prices decreased approximately 3% when compared to the second quarter of this year. This downward price movement is expected to continue into the fourth quarter of the year. Sales during the third quarter this year were affected by tougher market conditions, specifically in Brazil, which is one of our main markets. We believe sales volumes in this business line will be approximately 500,000 metric tons this year.

Gross profit(2) for potassium chloride and potassium sulfate accounted for approximately 5% of SQM’s consolidated gross profit for the nine months ended September 30, 2022.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2022, reached US$131.2 million, 38.9% higher than US$94.4 million recorded for the nine months ended September 30, 2021.

Revenues for the third quarter of 2022 totaled US$45.2 million, an increase of 11.5% compared to the revenue figures for third quarter of 2021 of US$40.5 million.

Industrial Chemicals Sales Volumes and Revenues:

		9M2022	9M2021	2022/2021
Industrial Nitrates	Th. MT	119.5	123.5	-4.0	-3%
Industrial Chemicals Revenues	MUS$	131.2	94.4	36.7	39%

		3Q2022	3Q2021	2022/2021
Industrial Nitrates	Th. MT	49.6	49.6	-0.1	0%
Industrial Chemicals Revenues	MUS$	45.2	40.5	4.7	12%

Industrial chemicals revenues for the nine months ended September 30, 2022, increased compared to revenues reported during the same period last year as a result of higher average prices. We expect to sell about 90,000 metric tons of solar salts this year, in line with our original expectations.

Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the nine months ended September 30, 2022.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$21.4 million for the nine months ended September 30, 2022, a decrease compared to US$23.6 million for the nine months ended September 30, 2021.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$3,303.4 million for the nine months ended September 30, 2022, an increase of 232% compared to US$1,068.2 million for the same period in 2021.

Administrative Expenses

Administrative expenses totaled US$101.9 million (1.4% of revenues) for the nine months ended September 30, 2022, compared to US$83.9 million (4.7% of revenues) for the nine months ended September 30, 2021.

Financial Indicators

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2022 were US$47.5 million, compared to US$55.8 million for the nine months ended September 30, 2021.

Income Tax Expense

For the nine months ended September 30, 2022, the income tax expense reached US$1,119.6 million, representing an effective tax rate of 28.8%, compared to an income tax expense of US$105.9 million during the nine months ended September 30, 2021. The Chilean corporate tax rate was 27.0% in 2022 and 2021.

Adjusted EBITDA(3)

Adjusted EBITDA for the nine months ended September 30, 2022 was US$4,171.2 million (Adjusted EBITDA margin of 55.1%), compared to US$626.0 million (Adjusted EBITDA margin of 35.2%) for the nine months ended September 30, 2021.

Adjusted EBITDA for the third quarter of 2022 was US$1,660.3 million (Adjusted EBITDA margin of 56.1%), compared to US$250.9 million (Adjusted EBITDA margin of 37.9%) for the third quarter of 2021.

Notes:

1)          Net income refers to the comprehensive income attributable to controlling interests.

2)          A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

3)          Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 3rd quarter		For the nine months ended September 30,
(US$ millions)	2022	2021	2022	2021
Profit for the Period	1,102.8	108.6	2,761.7	269.2
(+) Depreciation and amortization expenses	63.0	56.1	178.8	162.5
(+) Finance costs	16.6	19.3	65.4	58.6
(+) Income tax expense	451.5	43.8	1,119.6	105.9
EBITDA	1,634.0	227.7	4,125.5	596.2
(-) Other income	2.7	1.3	7.6	16.1
(-) Other gains (losses)	(0.0)	1.1	(0.4)	(3.8)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	3.3	1.8	17.5	7.3
(+) Other Expenses	(31.8)	(25.1)	(56.3)	(39.7)
(+) Impairment of financial assets and reversal of impairment losses	2.7	0.9	(5.7)	0.3
(-) Finance income	8.2	1.0	17.9	2.9
(-) Foreign currency translation differences	(11.5)	(4.1)	(26.3)	(12.9)
Adjusted EBITDA	1,660.3	250.9	4,171.2	626.0

Consolidated Statement of Financial Position

(US$ Millions)	As of Sep. 30,	As of Dec. 31,
	2022	2021
Total Current Assets	6,949.5	4,586.1
Cash and cash equivalents	3,506.2	1,515.1
Other current financial assets	306.0	919.0
Accounts receivable (1)	1,132.1	740.2
Inventory	1,662.0	1,183.8
Others	343.3	228.0

Total Non-current Assets	3,303.7	2,458.2
Other non-current financial assets	8.8	9.3
Investments in related companies	51.4	39.8
Property, plant and equipment	2,503.9	2,012.2
Other Non-current Assets	739.6	396.9

Total Assets	10,253.2	7,044.3

Total Current Liabilities	3,274.5	991.7
Short-term debt	424.1	51.3
Others	2,850.3	940.4

Total Long-Term Liabilities	2,333.5	2,836.6
Long-term debt	2,195.5	2,587.7
Others	138.0	248.9

Shareholders' Equity before Minority Interest	4,608.7	3,181.5

Minority Interest	36.6	34.5

Total Shareholders' Equity	4,645.3	3,216.0

Total Liabilities & Shareholders' Equity	10,253.2	7,044.3

Liquidity (2)	2.1	4.6

(1) Accounts receivable + accounts receivable from related companies

Consolidated Statement of Income

(US$ Millions)	For the 3rd quarter		For the nine months ended Sep. 30,
	2022	2021	2022	2021
Revenues	2,958.3	661.6	7,577.0	1,778.0

Lithium and Lithium Derivatives	2,334.9	185.2	5,627.8	483.4
Specialty Plant Nutrition (1)	292.5	229.2	898.1	640.5
Iodine and Iodine Derivatives	215.1	108.6	541.8	328.1
Potassium Chloride & Potassium Sulfate	60.2	88.7	356.7	208.0
Industrial Chemicals	45.2	40.5	131.2	94.4
Other Income	10.5	9.3	21.4	23.6

Cost of Goods Sold	(1,262.6)	(380.7)	(3,303.4)	(1,068.2)
Depreciation and Amortization	(63.0)	(56.1)	(178.8)	(162.5)

Gross Profit	1,632.7	224.8	4,094.8	547.3

Administrative Expenses	(35.4)	(30.0)	(102.3)	(83.9)
Financial Expenses	(16.6)	(19.3)	(65.4)	(58.6)
Financial Income	8.2	1.0	17.9	2.9
Exchange Difference	(11.5)	(4.1)	(26.3)	(12.9)
Other	(23.1)	(20.0)	(37.3)	(19.8)

Income Before Taxes	1,554.3	152.4	3,881.3	375.1

Income Tax	(451.5)	(43.8)	(1,119.6)	(105.9)

Net Income before minority interest	1,102.8	108.6	2,761.7	269.2

Minority Interest	(2.9)	(2.5)	(6.5)	(5.3)

Net Income	1,099.9	106.1	2,755.3	263.9
Net Income per Share (US$)	3.85	0.37	9.65	0.92

(1) Includes other specialty fertilizers

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, Salar Futuro Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 16, 2022	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.